WENDY E. MILLER, ESQ.

April 18, 2005

To:	Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nascent Wine Company, Inc.
Amendment No. 2 to Form SB-2
Filed February 11, 2005
File No.: 333-120949

Dear Mr. Spirgel:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated February 17, 2005:

Amendment No. 2 to Form SB-2

General

1.    Please update your financial statements to provide audited financial statements for the year ended December 31, 2004.

The registration statement has been amended to incorporate updated audited financial statements and financial information through the year ended December 31, 2004.

Summary Information and Risk Factors, page 4

The Offering,  page 4

2.    We note your response to prior comment 4.  We also note your disclosure that "[a]ny additional proceeds received after the minimum offering is achieved will be deposited into the escrow account and subsequently released to us."  Please revise to state that additional proceeds received after the minimum offering is achieved will be immediately released to you.

Per the Commission's guidance, the registration statement has been amended to read, "Any additional proceeds received after the minimum offering is achieved will be immediately released to us."

Risk Factors,  page 6

Current and Proposed Government Regulations, page 7

3.    We note your response to prior comment 7, including your disclosure under "Effect of Existing of Probable Government Regulations."  We also note your disclosure that "[w]e and the companies that we intend to transact with will be required to comply with various laws and regulations and maintain permits and licenses to import, warehouse, transport, distribute and sell wine."  As a result, it is still not clear what, if any regulations affect your business.  Please reconcile your disclosure.  Furthermore Mr. Deparini is not an attorney, so it is inappropriate for him to provide his opinion as to the applicability of laws governing the sale of wine (second paragraph under "Effect of Existing or Probable Government Regulation").  Revise, if true, to make clear that these statements are based upon the advice of legal counsel.  Furthermore, to the extent Mr. Deparini, based upon the advice of counsel, does not believe that the regulation governing the sale of wine applies to the company, advise why this risk factor is appropriate or revise the risk factor disclosure to clarify why Mr. Deparini believes there is still a regulatory risk.

The company has consulted with legal counsel regarding its proposed business and the applicability of state and federal laws governing the distribution of alcohol-based products.  To wit,

•    The company will broker sales of wine by pairing suppliers with importers/wholesalers with retailers.

•    Suppliers will be licensed in the State of Nevada as such.

•    Wine imported into the State of Nevada from a licensed supplier will be paid for and received by a licensed importer/wholesale.

•    Wine inventoried by a licensed importer/wholesaler will be sold to licensed retailers.

•    The company will not take physical possession of wine with the intent to sell same.

This law firm, in concert with the company, has considered certain information and regulations, which I deem so relevant and for which the authenticity, accuracy, truthfulness and/or completeness is assumed without further inquiry.  Such information and regulations include:

•    Nevada Revised Statutes Chapters 369 and 597.

•    Conversations with the Liquor Tax Examiner with the State of Nevada, Department of Taxation.

•    Review of information provided by the U.S. Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau.

•    Review of information provided by The Wine Institute trade organization.

In light of the foregoing, I am of the opinion that the company is not subject to licensure requirements set forth by the State of Nevada and the U.S. Department of the Treasury with regard to the company’s proposed operations.  As a result, the company has determined the risk factor disclosure inappropriate and has removed such disclosure from the amended registration statement.  Furthermore, the company has revised the disclosure under the subheading "Effect of Existing of Probable Government Regulations," to read as follows:

Our management has been advised by legal counsel that laws governing the sale of wine do not apply directly to us since we will never be in physical possession of any alcohol-related inventory.

Exhibit 5 - Opinion of Wendy E. Miller, Esq.

4.    We note your response to our prior comment 13.  Since there are no legal proceedings or disputes involving the company or Mr. Deparini disclosed in the registration statement, the references to "other than as set forth in the registration statement" are confusing.  Please advise or revise.

The legal opinion has been revised, accordingly.

              Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (702) 265-5680.

Sincerely,

/s/ Wendy E. Miller, Esq.

Wendy E. Miller, Esq.

Attachments:

Form SB-2 amendment 3, marked

2549B Eastbluff Dr. #437, Newport Beach, CA 92660

Telephone: (702) 265-5680   Fax: (949) 625-8885

E-amil: wendymilleresq@gmail.com